STATEMENT OF INVESTMENTS

Dreyfus Liquid Assets, Inc.

March 31, 2007 (Unaudited)

Negotiable Bank Certificates of Deposit--6.4%	Principal Amount ($)	Value ($)
Union Bank of California, N.A.		
5.32%, 5/29/07	170,000,000	169,998,649
Wilmington Trust Co., DE		
5.31%, 4/5/07	160,500,000	160,500,334
Total Negotiable Bank Certificates of Deposit		
(cost $330,498,983)		**330,498,983**
Commercial Paper--77.1%		
Amsterdam Funding Corp.		
5.33%, 5/16/07	100,000,000 a	99,351,250
Aquinas Funding LLC		
5.30%, 6/5/07	150,000,000 a	148,584,896
Atlantic Asset Securitization LLC		
5.28%, 5/4/07	82,727,000 a	82,330,014
Atlantis One Funding Corp.		
5.30%, 6/4/07	100,000,000 a	99,071,111
Bank of America Corp.		
5.29%, 6/15/07	21,000,000	20,772,062
Barclays U.S. Funding Corp.		
5.25% - 5.30%, 6/8/07 - 6/29/07	225,000,000	222,582,437
Bear Stearns Cos. Inc.		
5.32%, 4/19/07	100,000,000	99,738,000
Beta Finance Inc.		
5.25%, 6/15/07	100,000,000 a	98,935,417
BNP Paribas Finance Inc.		
5.32%, 5/15/07	110,000,000	109,302,771
Bryant Park Funding LLC		
5.29%, 5/4/07	111,000,000 a	110,466,830
Chariot Funding LLC		
5.28%, 6/5/07 - 6/8/07	209,306,000 a	207,299,916
Citigroup Funding Inc.		
5.31% - 5.34%, 5/4/07 - 5/11/07	200,000,000	198,884,472
Concord Minutemen Capital Co. LLC		
5.30%, 7/17/07	117,103,000 a	115,291,368
Cullinan Finance Ltd.		
5.31% - 5.32%, 4/3/07 - 4/25/07	44,813,000 a	44,755,701
Daimler Chrysler Revolving Auto Conduit LLC		
5.30%, 6/11/07	101,649,000	100,600,519
Danske Corp., Delaware		
5.32%, 4/10/07	150,000,000	149,805,750
Deutsche Bank Financial LLC		
5.39%, 4/2/07	6,000,000	5,999,102
Dexia Delaware LLC		
5.29%, 6/4/07	200,000,000	198,145,778
FCAR Owner Trust, Ser. I		
5.30% - 5.32%, 6/11/07 - 7/10/07	104,759,000	103,634,821
FCAR Owner Trust, Ser. II		

5.33%, 6/20/07	105,000,000	103,772,667
Gemini Securitization Corp., LLC		
5.30%, 5/31/07	100,000,000 a	99,128,333
Goldman Sachs Group Inc.		
5.29%, 5/25/07	40,000,000	39,685,900
Grampian Funding Ltd.		
5.30%, 7/19/07	65,000,000 a	63,976,611
Greenwich Capital Holdings Inc.		
5.30%, 7/20/07	50,000,000	49,204,028
Harrier Finance Funding Ltd.		
5.31%, 6/7/07 - 6/8/07	59,666,000 a	59,081,651
ING (US) Funding LLC		
5.29%, 6/6/07	75,000,000	74,282,250
K2 (USA) LLC		
5.29%, 6/4/07	24,300,000 a	24,074,496
Kredietbank N.A. Finance Corp.		
5.31%, 5/21/07	74,000,000	73,460,931
Lexington Parker Capital Co. LLC		
5.30%, 7/17/07	18,474,000 a	18,188,199
Liquid Funding Ltd.		
5.31% - 5.32%, 4/4/07 - 5/16/07	99,000,000 a	98,657,217
Morgan Stanley		
5.31%, 5/4/07	100,000,000	99,521,500
Premier Asset Collateralized Entity LLC		
5.31%, 6/13/07	20,000,000 a	19,787,489
Prudential Funding LLC		
5.39%, 4/2/07	6,000,000	5,999,102
Santander Central Hispano Finance (Delaware) Inc.		
5.34%, 4/27/07	12,000,000	11,954,933
Sigma Finance Inc.		
5.31% - 5.34%, 4/2/07 - 5/16/07	199,000,000 a	198,593,464
Simba Funding Corp.		
5.30%, 6/18/07	54,360,000 a	53,744,011
Societe Generale N.A. Inc.		
5.30%, 6/15/07	110,000,000	108,817,500
Solitaire Funding Ltd.		
5.30% - 5.31%, 5/23/07 - 6/18/07	187,603,000 a	185,618,637
Svenska Handelsbanken Inc.		
5.31%, 4/19/07	152,000,000	151,601,760
Thames Asset Global Securitization No. 1 Inc.		
5.30% - 5.31%, 4/5/07 - 6/14/07	70,777,000 a	70,270,316
Unicredit Delaware Inc.		
5.32%, 5/9/07	88,500,000	88,015,167
Windmill Funding Corp.		
5.31%, 4/2/07	50,000,000 a	49,992,722
Total Commercial Paper		
(cost $3,962,981,099)		**3,962,981,099**

Corporate Notes--11.7%

Bank of America N.A.		
5.32%, 5/25/07	25,000,000 b	25,000,000
Cullinan Finance Ltd.		
5.32%, 3/27/08	200,000,000 a,b	199,980,110

Harrier Finance Funding Ltd.		
5.31%, 5/18/07	150,000,000 a,b	149,998,812
Links Finance LLC		
5.33%, 10/25/07	75,000,000 a,b	74,995,747
Morgan Stanley		
5.36%, 4/6/07	150,000,000 b	150,000,000
Total Corporate Notes		
(cost $599,974,669)		**599,974,669**

Promissory Note--3.4%

Goldman Sachs Group Inc.		
5.58%, 4/3/07		
(cost $175,000,000)	175,000,000	**175,000,000**

Time Deposits--1.7%

State Street Bank and Trust Co., Boston, MA (Grand Cayman)		
5.37%, 4/2/07		
(cost $86,000,000)	86,000,000	**86,000,000**
Total Investments (cost $5,154,454,751)	**100.3%**	**5,154,454,751**
Liabilities, Less Cash and Receivables	**(.3%)**	**(16,047,194)**
Net Assets	**100.0%**	**5,138,407,557**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2007, these securities amounted to $2,372,174,318 or 46.2% of net assets.

b   Variable rate security--interest rate subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.